Exhibit 99.1

Calavo Growers, Inc. Announces Fourth Quarter and Fiscal Year 2025 Financial Results

Delivered Full Year 2025 Growth of +191% in Net Income from continuing operations, +42% in Adjusted Net Income from continuing operations and +12% in Adjusted EBITDA from continuing operations

Announces Strategic Combination with Mission Produce, Inc.

SANTA PAULA, Calif., January 14, 2026 (GLOBE NEWSWIRE) -- Calavo Growers, Inc. (Nasdaq-GS: CVGW), a global leader in sourcing, packing and distribution of fresh avocados, tomatoes, papayas and processing of guacamole and other avocado products, today reported its financial results for the fourth fiscal quarter and twelve-month period ended October 31, 2025.

Comparison of Fourth Quarter 2025 vs. Prior Year Period

•	Total net sales decreased to $124.7 million, compared to $170.0 million
•	Gross profit was $11.6 million, impacted by $1.0 million of non-recurring costs, compared to $16.3 million
•	Selling, general, and administrative “SG&A” expenses were $12.3 million, a decrease of 6%
•	Net income (loss) from continuing operations of $3.8 million, compared to $(2.5) million
•	Net income (loss) from continuing operations per diluted share of $0.21, compared to $(0.14)
•	Adjusted net income from continuing operations increased 301% to $4.5 million, or $0.25 per diluted share, compared to $1.1 million, or $0.06 per diluted share
•	Adjusted EBITDA from continuing operations decreased 24% to $5.0 million, compared to $6.6 million

Comparison of Fiscal Year 2025 vs. Prior Year Period

•	Total net sales decreased to $648.4 million, compared to $661.5 million
•	Gross profit was $63.7 million, which includes impact of $6.1 million of non-recurring costs, compared to $67.8 million
•	SG&A expenses were $42.1 million, a decrease of 16%
•	Net income from continuing operations was up 192% to $20.0 million, compared to $6.8 million
•	Net income from continuing operations per diluted share of $1.11, compared to $0.38
•	Adjusted net income from continuing operations increased 42% to $28.9 million, or $1.62 per diluted share, compared to $20.4 million, or $1.14 per diluted share
•	Adjusted EBITDA from continuing operations increased 12% to $40.8 million, compared to $36.5 million

Adjusted net income (loss) from continuing operations, adjusted net income (loss) from continuing operations per diluted share, and adjusted EBITDA from continuing operations are non-GAAP financial measures.  See “Non-GAAP Financial Measures” at the end of this press release for additional information, definitions, and reconciliations to the most directly comparable GAAP financial measures.

Announces Strategic Combination with Mission Produce, Inc.

Following the completion of a comprehensive strategic review process that was first disclosed in June 2025, today the Company and Mission Produce, Inc., (“Mission”), a global leader in sourcing, producing, and distributing fresh avocados, entered into a definitive agreement (the “Merger Agreement”) under which Mission will acquire the Company in a cash and stock transaction. Under the terms of the Merger Agreement, if the transactions are consummated, the Company’s shareholders will receive $27.00 per share (based on the 30-trading day volume weighted average price of Mission common stock for the period ending January 13, 2026), comprised of $14.85 in cash and 0.9790 shares of Mission for each share of the Company’s common stock. Upon the closing of the transactions contemplated by the Merger Agreement, based on the shares currently outstanding, Mission’s stockholders are expected to own approximately 80.3% of the combined company and the Company’s shareholders are expected to own approximately 19.7%.

The transaction establishes a vertically integrated platform following closing with sourcing security and an expanded year-round portfolio across complementary fresh produce categories. The transaction also creates significant value creation opportunities for shareholders with expected cost synergies of $25 million with potential for meaningful upside. Due to the structure of the transaction, with approximately 45% (based on Mission’s 30-trading day volume-weighted average price) of the consideration coming in the form of stock of the combined company, Calavo’s shareholders have the opportunity to participate in the growth and significant value creation expected to be achieved in the combination.

The transaction, which is subject to customary closing conditions, including regulatory approvals, the approval of Mission’s common stockholders and the Company’s common shareholders, is expected to close by the end of August 2026. The Company can provide no assurances regarding whether the merger will close when expected, or at all.

Management Commentary

“Over the past century, the Calavo team has built this Company into a global leader in the processing and distribution of avocados, tomatoes, papayas, and guacamole,” said B. John Lindeman, President and Chief Executive Officer of Calavo Growers. “We believe combining with Mission Produce represents a compelling next chapter that will enable our combined business to unlock new growth and expand the impact of our trusted Calavo brand, while also providing our shareholders with compelling value and the opportunity to participate as a shareholder of a global leader in a growing sector. Mission Produce shares our values and our commitment to quality and consistency for customers and growers alike. By joining a larger global platform, we will be better positioned to invest, innovate, and serve the market at scale.”

Regarding our Company’s performance last year, “I’m proud of our team’s performance in the face of several unanticipated challenges in fiscal year 2025. Across the year, we experienced a temporary facility shutdown related to pest remediation, a temporary FDA detention hold on certain avocado imports, managed the now-concluded Foreign Corrupt Practices Act (“FCPA”) investigation, and managed the Strategic Review process originally announced in June 2025, all while also navigating a global avocado supply that increasingly pressured avocado pricing as the year progressed,” said B. John Lindeman, President and Chief Executive Officer of Calavo Growers, Inc. “Despite these challenges, our team executed with discipline across sourcing, operations, and cost management enabling us to deliver Adjusted EBITDA of $40.8 million, up nearly 12% year over year, and Adjusted Net Income of $28.9 million, up 42%.

“Looking ahead to 2026, while we have experienced sequential monthly improvement since October, we still expect softer first quarter results as compared to the same quarter in the prior year, primarily due to continued strong avocado supply and the resulting pricing dynamics. We are well positioned to leverage an anticipated increase in industry avocado volumes to drive throughput in our Fresh segment. Simultaneously, we remain focused on scaling our Prepared business, which continues to deliver meaningful margin expansion through operating efficiencies.”

Fourth Quarter 2025 Overview

Net sales decreased to $124.7 million as compared to $170.0 million from the prior year. Fresh segment sales were $106.3 million, a 31% decrease from the prior year quarter. The lower sales reflect a 19% decline in combined average price per carton and a 5% decrease in total cartons sold, driven primarily by declines in avocado pricing and volume, as the market experienced increasing supply and a pricing reset that intensified late in the quarter, coupled with operational and inventory factors that limited incremental volume. These declines were partially offset by an increase in tomato carton sales. Prepared segment sales were $18.4 million, a 20% increase from the prior year quarter, primarily due to an 11% increase in sales volume. The improvement in the Prepared segment is primarily due to new customers on-boarded, increased volume to existing customers and new products launched in Fiscal 2025.

Gross profit was $11.6 million, or 9% of net sales, compared to $16.3 million, or 10% of net sales, in the prior year period. Fresh segment gross profit was $7.7 million, a 46% decrease from the prior year quarter, reflecting lower average selling prices and volumes within the Fresh segment, which compressed margins, along with approximately $0.9 million of discrete costs associated with the temporary FDA detention hold on certain avocado imports from Mexico. Prepared segment gross profit increased to $4.0 million, a 100% increase from the prior year quarter, primarily reflecting higher volumes, improved fruit input costs, and improved operating leverage.

Selling, general, and administrative (“SG&A”) expenses were $12.3 million, a 6% decrease from the prior year quarter, reflecting lower professional and consulting fees, including reduced FCPA-related legal expenses, as well as lower IT and facility costs.

Adjusted net income from continuing operations was $4.5 million, or $0.25 per diluted share, compared to $1.1 million, or $0.06 per diluted share, in the prior year quarter, representing an increase of 301% year over year. Adjusted EBITDA from continuing operations was $5.0 million, compared to $6.6 million in the prior year quarter.

Fiscal Year 2025 Overview

Net sales decreased to $648.4 million as compared to $661.5 million from the prior year due to lower Fresh segment sales, which were partially mitigated by higher Prepared segment sales. Fresh segment sales were $576.5 million, down 4% from the prior year, driven primarily by lower avocado and tomato volumes. Tomato performance was also pressured by adverse weather and abundant domestic supply, which limited import opportunities and compressed margins. Prepared segment sales were $71.9 million, up 12%, reflecting higher volumes, expanded programs with key customers, and meaningful customer wins across retail and foodservice channels in both domestic and international markets.

Gross profit was $63.7 million, or 10% of net sales, compared to $67.8 million, or 10% of net sales, in the prior year. Fresh segment gross profit was $46.3 million, a 16% decrease from the prior year period, reflecting lower avocado and tomato volumes, the temporary FDA detention hold on certain avocado imports from Mexico in the third quarter, and pricing pressure in the second half of the fiscal year as avocado supply from multiple sourcing regions increased. Prepared segment gross profit increased 38% to $17.4 million, primarily driven by higher sales volumes, modestly higher pricing, lower fruit input costs, and improved operating efficiencies.

SG&A expenses were $42.1 million, down 16% from the prior year period, reflecting lower professional and consulting fees (including reduced FCPA related expenses), as well as lower headcount-related costs, stock-based compensation, and facility costs.

Adjusted net income from continuing operations was $28.9 million, or $1.62 per diluted share, compared to $20.4 million, or $1.14 per diluted share, in the prior year period, representing an increase of 42% year over year. Adjusted EBITDA from continuing operations was $40.8 million, compared to $36.5 million in the prior year period, representing an increase of 12% year over year.

Balance Sheet, Liquidity and Cash Flow

We ended the fourth quarter with cash and cash equivalents of $61.2 million and $97.1 million in available liquidity, which we define as cash and cash equivalents plus available borrowing capacity under our revolving credit facility.  As of October 31, 2025, we had no borrowings under our credit facility and total debt of $4.1 million, consisting of other long-term obligations and finance leases. Cash provided by operating activities totaled $21.5 million for fiscal year 2025, reflecting net income of $20.0 million and non-cash charges, partially offset by changes in operating assets and liabilities.

First Quarter 2026 Outlook:

For the first quarter of fiscal 2026, the Company expects:

•Fresh segment: Higher avocado sales volumes, lower average selling prices and lower per unit profit

•Prepared segment: Volume-driven sales growth and higher gross profit

•Lower Adjusted EBITDA resulting primarily from pricing dynamics in the Fresh segment

Conference Call Information

Mission and Calavo will host a joint conference call today at 4:30 p.m. EST to discuss the proposed transaction. To listen to the call and access the presentation materials, please visit Mission’s website at https://investors.missionproduce.com/news-events/eventsor Calavo’s website at https://ir.calavo.com. A recording of the call will also be available on both companies’ websites.

About Calavo Growers, Inc.

Calavo Growers, Inc. (Nasdaq: CVGW) is a global leader in the processing and distribution of avocados, tomatoes, papayas and guacamole. Calavo products are sold under the trusted Calavo brand name, proprietary sub-brands, private label and store brands.

Founded in 1924, Calavo has a rich culture of innovation, sustainable practices and market growth. The Company serves retail grocery, foodservice, club stores, mass merchandisers, food distributors and wholesalers worldwide. Calavo is headquartered in Santa Paula, California, with facilities throughout the U.S. and Mexico. Learn more about The Family of Fresh™ at calavo.com.

Forward Looking Statements

This press release contains statements relating to future events and results of Calavo (including financial projections and business trends) that are “forward-looking statements,” as defined in the Private Securities Litigation Reform Act of 1995, that involve risks, uncertainties, and assumptions. These statements are based on our current expectations and are not promises or guarantees. If any of the risks or uncertainties materialize or the assumptions prove incorrect, the results of Calavo may differ materially from those expressed or implied by such forward-looking statements and assumptions. The use of words such as “anticipates,” “estimates,” “expects,” “projects,” “intends,” “plans,” and “believes,” among others, generally identify forward-looking statements. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including, but not limited to, statements about the benefits of the proposed transaction involving Calavo and Mission, including future financial and operating results, Calavo’s and Mission’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the proposed transaction, and other statements that are not historical facts, including the combined company’s ability to create an advanced marketing and sales platform, the combined company’s ability to accelerate innovation and enhance efficiency through the transaction, and the combined company’s plan on future stockholder returns; any projections of revenue, gross profit, expenses, income/(loss) from unconsolidated entities, earnings, earnings per share, tax provisions, cash flows and currency exchange rates; the impact of acquisitions or debt or equity investments or other financial items; any statements of the plans, strategies and objectives of management for future operations, including execution of restructuring and integration (including information technology systems integration) plans; any statements regarding current or future macroeconomic trends or events and the impact of those trends and events on Calavo and its financial performance; statements regarding pending internal or external investigations, legal claims or tax disputes; statements regarding our cybersecurity risk management and planned enhancements to controls and documentation; statements regarding working capital and liquidity, including the timing and magnitude of tariff prepayments and the timing of VAT (IVA) refund collections in Mexico; statements regarding the timing and outcomes of legal and tax proceedings in Mexico, including the recovery of VAT (IVA) receivables and the resolution of assessments by the Mexican Tax Administrative Service (SAT); statements regarding potential changes in Mexico’s tax policies or enforcement actions and the expected effects on our operations, costs, tax positions or liquidity; any statements of expectation or belief; and any statements about future risks associated with doing business internationally (including possible restrictive U.S. and foreign governmental actions, such as restrictions on transfers of funds, restrictions as a result of trade protection measures such as import/export/customs duties, tariffs and/or quotas).

Risks and uncertainties that may cause our actual results to be materially different from any future results expressed or implied by the forward-looking statements include, but are not limited to, the following: : the ability to obtain the requisite Calavo and Mission stockholder approvals; the risk that Calavo or Mission may be unable to obtain governmental and regulatory approvals required for the proposed transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk of delays in completing the proposed transaction; the risk that the businesses will not be integrated successfully or that the integration will be more costly or difficult than expected; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Calavo’s or Mission’s common stock; the risk of litigation related to the proposed transaction; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; adverse economic conditions; reductions in spending from Calavo or Mission clients, a slowdown in payments by such clients; risks related to each company’s ability to attract new clients and retain existing clients; changes in client advertising, marketing, and corporate communications requirements; failure to manage potential conflicts of interest between or among clients of each company; the ability of our management team to work together successfully; the impact of weather on market conditions; seasonality of our business; sensitivity of our business to changes in market prices of avocados and other agricultural products and other raw materials including fuel, packaging and paper; changes or actions associated with USDA-APHIS and the Mexican Secretary of Agriculture, Secretariat of Agriculture and Rural Development (SADER) phytosanitary regulations (certification regulation for the importation of Hass avocados to the United States); potential disruptions to our supply chain; risks associated with potential future acquisitions, including integration; potential exposure to data breaches and other cyber-attacks on our systems or those of our suppliers or customers; dependence on large customers; dependence on key personnel and access to labor necessary for us to render services; susceptibility to wage inflation; potential for labor disputes; reliance on co-packers for a portion of our production needs; competitive pressures, including from foreign growers; risks of recalls and food-related injuries to our customers; changing consumer preferences; the impact of environmental regulations, including those related to climate change; risks associated with the environment and climate change, especially as they may affect our sources of supply; our ability to develop and transition new products and services and enhance existing products and services to meet customer needs, including but not limited to new guacamole products; risks associated with doing business internationally (including possible non-compliance with U.S. and foreign laws applicable to international trade and dealings and possible restrictive U.S. and foreign governmental actions, such as restrictions on transfers of funds and trade protection measures such as import/export/customs duties, tariffs and/or quotas and currency fluctuations); risks associated with receivables from, loans to and/or equity investments in unconsolidated entities; volatility in the value of our common stock; the impact of macroeconomic trends and events; the effects of increased interest rates on our cost of borrowing and consumer purchasing behavior; the resolution of pending internal and external investigations, legal claims and tax disputes, including an assessment imposed by the Mexican Tax Administrative Service (SAT) and our defenses against collection activities commenced by SAT; our ability to realize the expected expense savings from the sale of the Fresh Cut business; and risks related to enhanced regulatory scrutiny or inspection protocols, including detention holds by the U.S. Food and Drug Administration, which can result in shipment delays, third-party testing requirements, incremental logistics and handling costs, and inventory write-downs, and which could in the future result in additional delays, costs, loss of product value, or disruption to customer orders.

For further discussion of these risks and uncertainties and other risks and uncertainties that we face, please see the risk factors described in our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) and any subsequent updates that may be contained in our Quarterly Reports on Form 10-Q and other filings with the SEC. Forward-looking statements contained in this press release are made only as of the date of this press release, and we undertake no obligation to update or revise the forward-looking statements, whether because of new information, future events or otherwise.

NO OFFER OR SOLICITATION

This communication is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Calavo and Mission intend to file a joint proxy statement with the SEC and Calavo intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of Calavo and Mission and that will also constitute a prospectus of Calavo (the “Joint Proxy Statement/Prospectus”). Each of Calavo and Mission may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or any other document that Calavo or Mission may file with the SEC. The definitive Joint Proxy Statement/Prospectus (if and when available) will be mailed to stockholders of Calavo and Calavo. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CALAVO, MISSION AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and Joint Proxy Statement/Prospectus (if and when available) and other documents containing important information about Calavo, Mission and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the Form S-4 and Joint Proxy Statement/Prospectus (if and when available) and other documents filed with the SEC by Calavo may be obtained free of charge on Calavo’s website at www.ir.calavo.com/financial-information/sec-filings or, alternatively, by directing a request by mail to Calavo’s Corporate Secretary at Attention: Corporate Secretary, Calavo Growers, Inc., 1141A Cummings Road, Santa Paula, CA 93060. Copies of the registration statement and Joint Proxy Statement/Prospectus (if and when available) and other documents filed with the SEC by Mission may be obtained free of charge on Mission’s website at www. investors.missionproduce.com/financial-information/sec-filings or, alternatively, by directing a request by mail to Mission’s Corporate Secretary at Attention: Corporate Secretary, Mission Produce, 2710 Camino Del Sol, Oxnard, CA 93030.

PARTICIPANTS IN THE SOLICITATION

Calavo, Mission and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Calavo, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Calavo’s annual report on Form 10-K for the year ended October 31, 2024, including under the heading “ Directors, Executive Officers, and Corporate Governance;” proxy statement for Calavo’s 2025 Annual Meeting of Shareholders, which was filed with the SEC on February 28, 2025, including under the headings and subheadings “Executive Compensation,” “Proposal No. 1 Election Board of Directors,” and “Common Stock Ownership Information of Certain Beneficial Owners and Managers;” and Item 5.02 of Calavo’s current reports on Form 8-K filed on November 13, 2025, November 25, 2025, and December 12, 2025. To the extent holdings of Calavo Common Stock by the directors and executive officers of Calavo have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by Calavo’s directors and executive officers with the SEC. Information about the directors and executive officers of Mission, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Mission’s annual report on Form 10-K for the year ended October 31, 2025, and proxy statement for Mission’s 2025 Annual Meeting of Stockholders, which was filed with the SEC on February 25, 2025, including under the headings and subheadings “2024 Director Composition,” “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of Mission Shares by the directors and executive officers of Mission have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by Mission’s directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from Calavo or Mission using the sources indicated above.

Non-GAAP Financial Measures

This press release includes non-GAAP measures EBITDA, adjusted EBITDA, adjusted net income (loss) and adjusted net income (loss) per diluted share, which are not prepared in accordance with U.S. generally accepted accounting principles, or “GAAP.” EBITDA is defined as net income (loss) from continuing operations attributable to Calavo Growers, Inc. excluding (1) interest income and expense, (2) income tax (benefit) provision, (3) depreciation and amortization and (4) stock-based compensation expense. Adjusted EBITDA is EBITDA with further adjustments for (1) acquisition-related costs, (2) restructuring-related costs, including certain severance costs, (3) certain litigation, internal investigation and other related costs, (4) foreign currency gain (loss), and (5) asset impairments, (6) impact of discrete tariff or other tax charges that are distortive to results, and (7) one-time items. We believe adjusted EBITDA affords investors a different view of the overall financial performance of the Company than adjusted net income (loss) and the GAAP measure of net income (loss) from continuing operations. The adjustments to calculate EBITDA and adjusted EBITDA are items recognized and recorded under GAAP in particular periods but might be viewed as not necessarily coinciding with the underlying business operations for the periods in which they are so recognized and recorded.

Adjusted net income (loss) is defined as net income (loss) from continuing operations attributable to Calavo Growers, Inc. excluding (1) acquisition-related costs, (2) restructuring-related costs, including certain severance costs, (3) certain litigation, internal investigation and other related costs, (4) foreign currency loss (gain), (5) asset impairments, (6) impact of discrete tariff or other tax charges that are distortive to results, and (7) one-time items. Adjusted net income (loss) and the related measure of adjusted net income (loss) per diluted share exclude certain items that are recognized and recorded under GAAP in particular periods but might be viewed as not necessarily coinciding with the underlying business operations for the periods in which they are so recognized and recorded. We believe adjusted net income (loss) affords investors a different view of the overall financial performance of the Company than adjusted EBITDA and the GAAP measure of net income (loss) from continuing operations.

Management believes these measures are useful to investors because they (i) help isolate unusual items not indicative of ongoing operations and (ii) reflect how management monitors operating performance and allocates resources.

Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided in the financial tables below. Items are considered one-time in nature if they are non-recurring, infrequent or unusual and have not occurred in the past two years or are not expected to recur in the next two years, in accordance with SEC rules. Non-GAAP information should be considered as supplemental in nature and not as a substitute for, or superior to, any measure of performance prepared in accordance with GAAP. None of these metrics are presented as measures of liquidity. The way the Company measures EBITDA, adjusted EBITDA and adjusted net income (loss) may not be comparable to similarly titled measures presented by other companies and may not be identical to corresponding measures used in Company agreements.

Investor Contact

Financial Profiles, Inc.

Alex Villalta and Will Swett

calavo@finprofiles.com

310-622-8236

CALAVO GROWERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands, except per share amounts)

	Three months ended		Twelve months ended
	October 31,		October 31,
	2025	2024	2025	2024

Net sales	$124,681	$169,959	$648,434	$661,544
Cost of sales	113,033	153,669	584,771	593,740
Gross profit	11,648	16,290	63,663	67,804
Selling, general and administrative	12,267	13,045	42,089	50,038
Expenses related to Mexican tax matters	1,105	233	1,963	1,043
Operating income	(1,724)	3,012	19,611	16,723
Foreign currency gain (loss)	4,291	(3,041)	1,803	(5,840)
Interest income	754	680	3,240	1,020
Interest expense	(211)	(274)	(827)	(2,893)
Other income, net	189	80	1,003	641
Income before income taxes and net loss from unconsolidated entities	3,299	457	24,830	9,651
Provision for income taxes	952	(2,803)	(4,646)	(2,325)
Net loss from unconsolidated entities	(392)	(104)	(214)	(478)
Net income (loss) from continuing operations	3,859	(2,450)	19,970	6,848
Net income (loss) from discontinued operations	—	2,346	—	(7,872)
Net income (loss)	3,859	(104)	19,970	(1,024)
Less: Net income attributable to noncontrolling interest	(42)	(35)	(174)	(52)
Net income (loss) attributable to Calavo Growers, Inc.	$3,817	$(139)	$19,796	$(1,076)

Calavo Growers, Inc.’s net income (loss) per share:
Basic
Continuing Operations	$0.21	$(0.14)	$1.11	$0.38
Discontinued Operations	$—	$0.13	$—	$(0.44)
Net income (loss) attributable to Calavo Growers, Inc	$0.21	$(0.01)	$1.11	$(0.06)

Diluted
Continuing Operations	$0.21	$(0.14)	$1.11	$0.38
Discontinued Operations	$—	$0.13	$—	$(0.44)
Net income (loss) attributable to Calavo Growers, Inc	$0.21	$(0.01)	$1.11	$(0.06)

Number of shares used in per share computation:
Basic	17,857	17,802	17,845	17,801
Diluted	17,903	17,871	17,897	17,863

CALAVO GROWERS, INC.

NET SALES AND GROSS PROFIT BY BUSINESS SEGMENT (UNAUDITED)

(in thousands)”

	Fresh	Prepared	Total
	(All amounts are presented in thousands)
Three months ended October 31, 2025
Net sales	$106,237	$18,444	$124,681
Cost of sales	98,545	14,488	113,033
Gross profit	$7,692	$3,956	$11,648

Three months ended October 31, 2024
Net sales	$154,625	$15,334	$169,959
Cost of sales	140,315	13,354	153,669
Gross profit	$14,310	$1,980	$16,290

	Fresh	Prepared	Total
	(All amounts are presented in thousands)
Twelve months ended October 31, 2025
Net sales	$576,544	$71,890	$648,434
Cost of sales	530,235	54,536	584,771
Gross profit	$46,309	$17,354	$63,663

Twelve months ended October 31, 2024
Net sales	$597,624	$63,920	$661,544
Cost of sales	542,356	51,384	593,740
Gross profit	$55,268	$12,536	$67,804

CALAVO GROWERS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(in thousands)

	October 31,	October 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$61,155	$57,031
Accounts receivable, net of allowances of $3,336 (2025) and $3,624 (2024)	31,647	41,909
Inventories	33,604	34,157
Prepaid expenses and other current assets	7,649	9,976
Advances to suppliers	13,075	14,570
Income taxes receivable	2,296	936
Total current assets	149,426	158,579
Property, plant, and equipment, net	49,435	54,200
Operating lease right-of-use assets	16,333	18,316
Investments in unconsolidated entities	2,210	2,424
Deferred income tax assets	8,317	7,473
Goodwill	10,211	10,211
Other assets	56,317	49,916
Total assets	$292,249	$301,119
Liabilities and shareholders’ equity
Current liabilities:
Payable to growers	$15,353	$18,377
Trade accounts payable	8,374	8,742
Accrued expenses	21,237	28,149
Income tax payable	63	2,767
Mexico Tax Liability	11,000	11,000
Current portion of operating leases	3,568	3,296
Current portion of long-term obligations and finance leases	885	874
Total current liabilities	60,480	73,205
Long-term liabilities:
Long-term portion of operating leases	14,962	17,476
Long-term portion of obligations and finance leases	4,051	4,274
Other long-term liabilities	4,198	4,388
Total long-term liabilities	23,211	26,138
Commitments and contingencies
Shareholders’ equity:
Common stock ($0.001 par value, 100,000 shares authorized; 17,855 (2025) and 17,802 (2024) shares issued and outstanding)	18	18
Additional paid-in capital	179,082	177,973
Retained earnings	27,840	22,341
Total Calavo Growers, Inc shareholders’ equity	206,940	200,332
Noncontrolling interest	1,618	1,444
Total shareholders’ equity	208,558	201,776
Total liabilities and shareholders’ equity	$292,249	$301,119

CALAVO GROWERS, INC.

RECONCILIATION OF ADJUSTED NET INCOME AND ADJUSTED NET INCOME PER DILUTED SHARE (UNAUDITED)

(in thousands, except per share amounts)

The following table presents adjusted net income (loss) and adjusted net income (loss) per diluted share, each a non-GAAP measure, and reconciles them to net income (loss) attributable to Calavo Growers, Inc., and Diluted EPS, which are the most directly comparable GAAP measures. During the first quarter of fiscal 2025, we modified our calculation of Adjusted Net Income and Adjusted EBITDA to remove income (loss) from unconsolidated entities from excluded items. During the third quarter of fiscal 2025, we further modified our calculation of Adjusted Net Income to add back stock-based compensation expense. Management believes this modification enhances comparability with industry peers and provides a clearer representation of our core operating performance. Prior-period amounts have been recast for comparability where applicable. This modification does not impact previously reported GAAP financial results. See “Non-GAAP Financial Measures” earlier in this release for additional information about these non-GAAP financial measures.

	Three months ended October 31,		Twelve months ended October 31,
	2025	2024	2025	2024
Net income from continuing operations	$3,859	$(2,450)	$19,970	$6,848
Less: Net income attributable to noncontrolling interest	(42)	(35)	(174)	(52)
Net income (loss) from continuing operations attributable to Calavo Growers, Inc.	3,817	(2,485)	19,796	6,796
Non-GAAP adjustments:
Restructure costs - consulting, management recruiting and severance (a)	—	—	—	1,037
Expenses related to Mexican tax matters (b)	1,105	233	1,963	1,043
Professional fees related to internal investigation and related expenses (c)	21	1,013	988	7,444
Foreign currency loss (gain) (d)	(4,291)	3,041	(1,803)	5,840
Tariffs (e)	86	—	1,038	—
Stock-based compensation	279	424	1,154	2,160
FDA regulatory hold–related charges (f)	867	—	5,098	—
Settlement of tomato grower advances (g)	1,801	—	1,801	—
Other (h)	1,008	—	1,008	—
Tax impact of adjustments (i)	(166)	(1,097)	(2,136)	(3,960)
Adjusted net income from continuing operations	$4,527	$1,129	$28,907	$20,360

Calavo Growers, Inc.’s continuing operations per share:
Diluted EPS from continuing operations (GAAP)	$0.21	$(0.14)	$1.11	$0.38
Adjusted net income from continuing operations per diluted share	$0.25	$0.06	$1.62	$1.14

Number of shares used in per share computation:
Diluted	17,903	17,871	17,897	17,863

CALAVO GROWERS, INC.

RECONCILIATION OF EBITDA AND ADJUSTED EBITDA (UNAUDITED)

(in thousands)

The following table presents EBITDA and adjusted EBITDA, each a non-GAAP measure, and reconciles them to net income (loss) attributable to Calavo Growers, Inc., which is the most directly comparable GAAP measure. During the first quarter of fiscal 2025, we modified our calculation of Adjusted Net Income and Adjusted EBITDA to remove income (loss) from unconsolidated entities from excluded items. Management believes this modification enhances comparability with industry peers and provides a clearer representation of our core operating performance. Prior-period amounts have been recast for comparability where applicable. This modification does not impact previously reported GAAP financial results. See “Non-GAAP Financial Measures” earlier in this release for additional information about these non-GAAP financial measures.

	Three months ended October 31,		Twelve months ended October 31,
	2025	2024	2025	2024
Net income (loss) from continuing operations	$3,859	$(2,450)	$19,970	$6,848
Less: Net income attributable to noncontrolling interest	(42)	(35)	(174)	(52)
Net income (loss) from continuing operations attributable to Calavo Growers, Inc.	3,817	(2,485)	19,796	6,796
Interest income	(754)	(680)	(3,240)	(1,020)
Interest expense	211	274	827	2,893
Provision for income taxes	(952)	2,803	4,646	2,325
Depreciation and amortization	1,827	1,959	7,483	8,080
Stock-based compensation	279	424	1,154	2,160
EBITDA from continuing operations	$4,428	$2,295	$30,666	$21,234

Adjustments:
Restructure costs - consulting, management recruiting and severance (a)	—	—	—	967
Expenses related to Mexican tax matters (b)	1,105	233	1,963	1,043
Professional fees related to internal investigation and related expenses (c)	21	1,013	988	7,444
Foreign currency loss (gain) (d)	(4,291)	3,041	(1,803)	5,840
Tariffs (e)	86	—	1,038	—
FDA regulatory hold–related charges (f)	867	—	5,098	—
Settlement of tomato grower advances (g)	1,801	—	1,801	—
Other (h)	1,008	—	1,008	—
Adjusted EBITDA from continuing operations	$5,025	$6,582	$40,759	$36,528

(a)

For the twelve months ended October 31, 2024, we incurred $0.9 million in severance and other costs and $0.1 million in stock-based compensation related to the departure of certain members of management.

(b)

For the three months ended October 31, 2025 and 2024, we incurred 1.1 million and $0.2 million of professional fees related to our Mexican tax matters. For the twelve months ended October 31, 2025 and 2024, we incurred $2.0 million and $1.0 million. “Mexican tax matters” refers to proceedings with the Mexican Tax Administration Service (SAT), including the recovery of value added tax (IVA) receivables, the 2013 assessment, and legal and advisory services connected to the recent court recognition of Calavo de México as a maquila. Additional information is provided in our Annual Report on Form 10-K.

(c)

For the three months ended October 31, 2025, and 2024, we incurred less than $0.1 million and $1.0 million of professional fee expenses related to the FCPA investigation in Mexico. For the twelve months ended October 31, 2025, and 2024, we incurred $0.9 million and $7.4 million of professional fee expenses related to the FCPA investigation in Mexico.

(d)

Foreign currency remeasurement gains, net of losses, were $4.3 million and $1.8 million for the three- and twelve-month periods ended October 31, 2025, compared to a net loss of $3.0 million and $5.8 million for the same periods in 2024.

(e)

For the three and twelve months ended October 31, 2025, we incurred less than $0.1 million and $1.0 million in costs related to tariffs. These costs were primarily attributable to tariffs levied on United States-Mexico-Canada Agreement (USMCA) compliant goods sourced from Mexico during a discrete three-day period (March 4, 2025 through March 6, 2025) before being lifted. The remaining amounts relate primarily to tariffs on certain avocado imports that were also temporary in nature. We were unable to pass these costs on to customers, and we believe they are not indicative of our ongoing operating results.

(f)

Represents third-party inspection and testing costs, incremental logistics/handling expenses, and inventory write-downs on fruit diverted or sold at distressed prices, resulting from the temporary FDA detention hold on certain avocado imports from Mexico during our third and fourth fiscal quarter of 2025. We view these costs as unusual and non-recurring.

(g)

Represents a charge recorded in fiscal 2025 to resolve a grower advance balance associated with a tomato program from fiscal years 2021 through 2023.  The charge reflects updated recovery considerations and is not indicative of current operations or sourcing activities.

(h)

Represents other costs outside the normal course of operations, consisting primarily of finance organization recruiting and transition-related costs, legal settlement expenses, and professional fees and related costs incurred in connection with the activities of a special committee of the Board of Directors established to evaluate potential strategic transactions. We believe these costs are not indicative of our ongoing operating results.

(i)	Tax impact of non-GAAP adjustments are based on effective year-to-date tax rates.